November 30, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Additional extension, Boreal Water Collection, Inc. Form 10-Q and Form 10 amendment and responses to comments.

Boreal Water Collection, Inc, in accord with the SEC’s latest “Hurricane Sandy” pronouncement, Release 2012-226 (November 14, 2012), states the following:

The Company, located in the Catskill Mountains and like many New Yorkers, was impacted considerably by Hurricane Sandy. Our plant and office were closed for a few days until power was restored. However, the most impactful occurrence was the loss of our Internet service for 14 days (finally restored on November 12th). Even attempting to use personal computers with “wireless sticks” did not enable us to fully access the net for all business functions. As of today, our administrative offices continue to have difficulty catching up.

Our Chief Executive Officer, Mrs. Francine Lavoie, was in the Peoples Republic of China, on a pre-arranged business trip from November 9th until November 19th. This, in relation to the timing of the hurricane, has also impacted our “catch up” activities with regard to business, accounting and legal matters. Mrs. Lavoie has returned from her trip, but is still working to catch up from the events caused by the hurricane and her (already scheduled) trip.

In addition, our “local accountant” did not have his Internet service restored until November 13th. Coupled with the advent of the Thanksgiving holiday weekend, he has been unable to complete all of his responsibilities on a timely basis as well. We need his input to send the final material to our auditor to complete relevant financial statements.

We have not been able to complete and file our Form 10-Q and our Form 10 amendment and comment replies by today. We believe that we will be in a position to comply by December 12, 2012. We will provide additional information further if we have concerns regarding this timetable.

Respectfully Submitted,

-s-

Mrs. Francine Lavoie, CEO/Chairman